PUBLIC

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11/29/13

SECURIT      ON

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ANNt   **13026163**

FORM X-17A-5
PART III

RT SEC
Mail Processing
Section

NOV 2 7 2013

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SEC FILE NUMBER
8- 29504

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC
124

REPORT FOR THE PERIOD BEGINNING____10-01-12____AND ENDING____09-30-13 ✕____

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

     Franklin Templeton Financial Services Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

____One Franklin Parkway____

                                 (No. and Street)

____San Mateo____   ____CA____   ____94403-1906____

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Elaine Sabatino   (650) 312-3239

                                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     PricewaterhouseCoopers, L.L.P.

                          (Name – *if individual, state last, first, middle name*)

   3 Embarcadero Center   San Francisco   CA   94111

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒   Certified Public Accountant
- ☐   Public Accountant
- ☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

11/213/13

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Elaine Sabatino_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Franklin Templeton Financial Services Corp._____, as of _September 30_____, 20_13___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____Chief Financial Officer_____
Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on
this ___12th_____ day of _November_ 2012
by _Elaine Jennings Sabatino_
proved to me on the basis of satisfactory evidence
to be the person who appeared before me.

LINDA LE
COMM. # 1907622
NOTARY PUBLIC CALIFORNIA
City And County Of San Francisco
My Comm. Exp. Nov. 8, 2014

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. [None – Not Applicable]
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Franklin Templeton Financial Services Corp.

Report on Audit of Statement of Financial Condition
September 30, 2013



Franklin Templeton Financial Services Corp.
Report on Audit of Statement of Financial Condition
September 30, 2013



Independent Auditor's Report

To the Board of Directors of
Franklin Templeton Financial Services Corp.:

We have audited the accompanying statement of financial condition of Franklin Templeton Financial
Services Corp. as of September 30, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition
in accordance with accounting principles generally accepted in the United States of America; this includes
the design, implementation, and maintenance of internal control relevant to the preparation and fair
presentation of a statement of financial condition that is free from material misstatement, whether due to
fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We
conducted our audit in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable assurance
about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in
the statement of financial condition. The procedures selected depend on our judgment, including the
assessment of the risks of material misstatement of the statement of financial condition, whether due to
fraud or error. In making those risk assessments, we consider internal control relevant to the Company's
preparation and fair presentation of the statement of financial condition in order to design audit procedures
that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the
effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also
includes evaluating the appropriateness of accounting policies used and the reasonableness of significant
accounting estimates made by management, as well as evaluating the overall presentation of the
statement of financial condition. We believe that the audit evidence we have obtained is sufficient and
appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects,
the financial position of Franklin Templeton Financial Services Corp. at September 30, 2013 in
accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

November 12, 2013

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Franklin Templeton Financial Services Corp.
Statement of Financial Condition
September 30, 2013

Assets

Cash and cash equivalents	$	1,322,393
Deposits and prepaid expenses		55,545
Total Assets	$	1,377,938

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	31,453
Due to affiliates		39,344
Income taxes payable		608
Total liabilities		71,405

Commitments and Contingencies (Note 5)

Stockholder's Equity

Common stock, $1,000 par value; 1,000 shares authorized; 100 shares issued and outstanding	100,000
Capital in excess of par value	4,505,169
Accumulated deficit	(3,298,636)
Total stockholder's equity	1,306,533
Total Liabilities and Stockholder's Equity	**$ 1,377,938**

See Notes to Statement of Financial Condition.

Franklin Templeton Financial Services Corp.
Notes to Statement of Financial Condition
September 30, 2013

1. **Business**

   Nature of Operations
   Franklin Templeton Financial Services Corp. (the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "parent"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer.

   The Company distributes proprietary private placements, limited partnerships, and institutional class mutual funds to corporations, pension plans, trusts, and fiduciary clients. The Company also has a services agreement with a third-party investment manager under which the Company provides placement services to the investment manager.

   Risks and Uncertainties
   Global financial markets provided positive returns during the fiscal year ended September 30, 2013, however investors' ongoing economic concerns are likely to result in continued volatility.

   The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") imposes additional restrictions, limitations and registration and reporting requirements on the Company's business and will likely result in increased scrutiny and oversight of its financial services and products as the various rules and regulations required for implementation continue to be adopted. Due to the complexity and broad scope of the Dodd-Frank Act and the time required for ongoing regulatory implementation, the Company is not able to predict at this time all of the specific requirements that will be adopted by regulatory agencies having authority over the Company pursuant to the Dodd-Frank Act, or the impact of further changes in regulation.

2. **Significant Accounting Policies**

   Basis of Presentation
   The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition presented. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 12, 2013, which is the date that the statement of financial condition was issued.

   Cash and cash equivalents
   Cash and cash equivalents consist of deposits with financial institutions and money market funds sponsored by Franklin. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

Franklin Templeton Financial Services Corp.
Notes to Statement of Financial Condition
September 30, 2013

Income Taxes

The Company is included in the consolidated U.S. federal and combined California state income tax returns for Franklin. The Company also files combined New York state and New York city income tax returns with other Franklin affiliates.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate company method, the Company does not record in its statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated by the Company and reflected in stockholder's equity. The Company tracks the net operating loss deferred tax assets in a separate memorandum account.

Consistent with the separate company method, and other than as described above, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

3. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at September 30, 2013:

	Amount
Deposits with financial institutions	$ 208,393
Money market funds	1,114,000
Total	$ 1,322,393

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.

4. Taxes on Income

The components of the net deferred tax asset as of September 30, 2013 were as follows:

	Amount
State net operating loss carry-forward	$ 448,528
Valuation allowance	(448,528)
Total Deferred Tax Assets, Net of Valuation Allowance	$ —

4

Franklin Templeton Financial Services Corp.
Notes to Statement of Financial Condition
September 30, 2013

At September 30, 2013, there were $5.5 million in federal net operating loss carry-forwards expiring between 2022 and 2033. The tax impact of these loss carry-forwards of $1.9 million has been utilized by Franklin.

At September 30, 2013, there were $5.5 million and $2.4 million in New York state and city net operating loss carry-forwards, respectively, expiring between 2022 and 2033. The tax impact of those loss carry-forwards is $0.4 million and is fully offset by a valuation allowance. The Company has not realized the tax benefit of the New York net operating losses due to the uncertainty of realizing such benefit in future years.

At September 30, 2013, the Company had no gross unrecognized tax benefits.

5. **Commitments and Contingencies**

   Legal Proceedings
   The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position, results of operations or liquidity.

6. **Related Party Transactions**

   The Company periodically enters into transactions during the ordinary course of business with affiliates, which are recorded and settled through intercompany accounts. Amounts due to affiliates relate to these transactions.

   The parent has agreed to continue to provide the financial support necessary to fund the Company's operations.

7. **Net Capital Requirement**

   The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3 1). In accordance with Rule 15c3-1, the Company is required to maintain a minimum net capital of either the greater of 6-2/3% of aggregate indebtedness, or $50,000. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2013, the Company had net capital of $1,228,708, which was $1,178,708 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was 0.06 to 1.



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Franklin Templeton Financial Services Corp. :

In planning and performing our audit of the financial statements of Franklin Templeton Financial Services Corp. (the "Company") as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 12, 2013



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